Pinnacle Airlines Corp.
1689 Nonconnah Boulevard, Suite 111
Memphis, TN 38132

August 11, 2006

VIA FEDEX AND EDGAR

Ms. Linda Cvrkel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pinnacle Airlines Corp.
Form 10-K for the year ended December 31, 2005
File Date: March 3, 2006
Form 10-Q for the quarter ended March 31, 2006
File Date: April 27, 2006
Form 8-K filed April 27, 2006
File No. 001-31898

Dear Ms. Cvrkel:

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated July 18, 2006, regarding the above-referenced Form 10-K, Form 10-Q and Form 8-K of Pinnacle Airlines Corp. (the "Company" or "Registrant").

The Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the subject filings;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking action with respect to the subject filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the laws of the United States.

For your convenience, we have included the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Page references in our responses below correspond to the page numbers in Form 10-K, the Form 10-Q or the Form 8-K, as applicable.

August 11, 2006

Form 10-K for the Year Ended December 31, 2005

Selected Financial Data

1.
Please revise future filings to include all disclosures required by Item 10(e) of Regulation S-K. Specifically, we note your presentation of the non-GAAP measures "Operating income excluding the provision for losses associated with the bankruptcy filings of Northwest and Mesaba." You should include a reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP, as well as a description of why management believes the measure to be useful to investors and for what purposes management uses the measure.

Response:

In future filings, we will verify that all reconciliations required by Item 10(e) are included in both Items 6 and 7. In our Form 10-K for 2005, certain non-GAAP information included under Item 6 was also included in Item 7 Management’s Discussion and Analysis, which the latter item alone included the appropriate GAAP to non-GAAP reconciliations.

Item 7.A. Quantitative and Qualitative Disclosure About Market Risk

2.
Your disclosures regarding your exposure to interest rate risk under the terms of the revolving credit facility do not comply with the requirements outlined in Item 305 of Regulation S-K. Please revise your disclosures regarding your exposure to interest rate risk posed by your revolving credit facility so that they are presented in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Response:

We did not include the required sensitivity analysis related to our revolving credit facility with First Tennessee in Item 7A of our Form 10-K. In our future filings, we will verify that our Item 7A disclosures comply with Regulation S-K standards. During 2006, our revolving credit facility with First Tennessee expired. Accordingly, this disclosure was not included in our most recent 10-Q filing.

August 11, 2006

Notes to Consolidated Financial Statements, page 53
Note 2. Significant Accounting Policies, page 53
Contractual Rights Acquired from Northwest, page 53

3.
You disclose that you obtained the contractual rights to operate an additional ten aircraft for Northwest for the remaining term of the ASA. The rights were recorded as intangible assets on the balance sheet and are amortized over the life of the agreement. Given Northwest's bankruptcy, the removal by Northwest of 15 of your aircraft from service in 2005 and the uncertain nature of the ASA in the future, please tell us why you do not believe this asset to be impaired. Include your impairment assessment in your response if applicable.

Response:

Our Airline Services Agreement (“ASA”) with Northwest Airlines, Inc. (“Northwest”) is structured to compensate us for operating a fleet of aircraft at the direction of Northwest. The ASA provides that we operate a fleet of Canadair Regional Jets (“CRJ”) to fly the specific routes determined by Northwest. The specific routes, their frequencies and times are determined as deemed appropriate by Northwest. Our ASA is indifferent to the particular CRJ aircraft used to fly the routes established by Northwest. As such, individual CRJ aircraft may have substantially different utilizations due to many factors including changes in scheduling and the timing of airframe maintenance and repair.

In assessing whether the acquired contractual rights were impaired, we followed the guidance provided by the Financial Accounting Standards Board in Statement No. 144 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (“FAS No. 144”). We noted that FAS No. 144 requires an impairment test to be performed by grouping a long-lived asset with other assets and liabilities at the lowest level for which identifiable cash flows are independent of the cash flows of other assets and liabilities. As noted above, our aircraft and other long-lived assets are operated as a single network necessary to provide regional airline services to Northwest under the ASA. Based on these facts and the guidance provided by FAS No. 144, we concluded that an entity-wide asset group is appropriate as no lower level grouping of long-lived assets have identifiable cash flows that are independent of the cash flows of other assets and liabilities.

Although the contractual rights assets originated from a payment to, among other things, increase the fleet size by 10 aircraft, it is not possible to segregate certain cash flows and conclude that they relate only to this asset. Similar to the example in paragraph B45 of FAS No. 144, we do not have the ability to alter our route structure or aircraft utilization if a particular route or aircraft is unprofitable. As described in the footnotes to our financial statements, a large portion of our revenue is for the reimbursement of certain group level costs such as airframe and engine maintenance, ground handling costs and hub and maintenance facility rentals. The ASA provides for an annual adjustment if our overall operating margin deviates from a stated range, which is further evidence that compensation under this contract must be viewed on an overall basis.

After concluding that our consideration of impairment should be conducted on an overall network basis, we performed a probability weighted analysis of expected undiscounted cash flows attributable to our long-lived assets. In our analysis, we considered the possible future cash flows associated with an amended ASA with Northwest and established a probability associated with each scenario and its associated cash flows. From this analysis, we determined that expected cash flows would be sufficient to recover the carrying value of our long-lived assets. As of the date of this letter, both the Company and Northwest continue to operate under the current ASA and the two parties have had informal discussions regarding assumption by Northwest of an amended ASA.

August 11, 2006

Estimated Losses on Subleased Aircraft, page 56

4.
We note that you reduce estimated losses on subleased aircraft by amounts you reasonably expect to recover (i.e. gain contingencies deemed probable through legal proceedings or negotiations). Please support your conclusion that these accrued losses may be offset with the gains with a reference to the appropriate authoritative GAAP. Per FASB Interpretation 39, the right of offset applies to assets and liabilities that meet the criteria in paragraph 5. A gain is neither an asset nor a liability and although probable, does not meet the conditions for offset against the accrued loss. Also tell us and disclose the amount of the expected recoveries that have been offset against the losses in determining your accruals.

Response:

We ceased operating these aircraft in 2002 and subleased them to Mesaba Aviation, Inc. (“Mesaba”) at that time. At that time our evaluation of liabilities under the lease contracts considered sublease payments, principally from Mesaba, which we reasonably expected to receive. Following Mesaba’s bankruptcy filing, we measured our losses on subleased aircraft in accordance with paragraph 16 of FAS 146. We considered using the guidance suggested in FASB Interpretation 39, but determined that FAS 146 was the most appropriate guidance to follow. FAS 146, paragraph 16 provides the following guidance:

•
A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract, for example, the right to use a leased property or to receive future goods or services (hereinafter referred to as the cease-use date).

•
If the contract is an operating lease, the fair value of the liability at the cease-use date shall be determined based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained for the property, even if the entity does not intend to enter into a sublease. Remaining lease rentals shall not be reduced to an amount less than zero.

Although Mesaba is in bankruptcy and has rejected our sublease contracts, we continue to have a claim against Mesaba related to these subleases. As it is probable that unsecured creditors of Mesaba will be compensated through the bankruptcy process, we expect to receive a portion of the sublease payments owed by Mesaba. Based on the above guidance, we believe it appropriate to consider sublease payments that may be received from Mesaba, as well as amounts that could be reasonably obtained from a third party, in establishing our expected losses on subleases.

August 11, 2006

At the time of the Mesaba bankruptcy filing, we determined the fair value of the contract liability based on the remaining lease rentals, reduced by estimated sublease rentals that could be obtained from a third party lessee and amounts expected to be recovered from the original sub-lessee under the original sublease agreement. For the year ended December 31, 2005, the $8.1 million of loss recorded is comprised of the present value of the contract liability based on the remaining lease rentals, which was $15.6 million, including certain costs to restore the aircraft to a condition suitable for sublease. We reduced this amount by estimated sublease rental income of $7.5 million.

Note 11. Related Party Transactions

5.
We note from the disclosure provided in Note 11 that net amounts due from Northwest at December 31, 2005 totaled $28,630. We also note from the disclosure in Note 3 that the Company has established certain allowances for amounts due from Northwest due to its involvement in bankruptcy proceedings and the resultant uncertainty of collection regarding amounts due from Northwest. Please tell us and expand your disclosures to explain in detail the Company's basis for its conclusion that the $28,630 of receivables due from Northwest are collectible and that an allowance for these amounts is not required at December 31, 2005.

Response (in thousands):

The net amounts noted as due from Northwest as of December 31, 2005 of $28,630 included amounts owed by Northwest at the time of its bankruptcy filing, net of allowances, of $2,421. This net amount represents our best estimate of the ultimate recovery through the Northwest bankruptcy proceedings or through future discussions with Northwest regarding the assumption of the ASA.

The remaining balance of $26,209 represents amounts owed by Northwest subsequent to its bankruptcy filing. During this period, Northwest has honored its payment obligations under the ASA and these amounts are being paid in a timely manner.

We expanded this discussion in our Form 10-Q filing for the period ended June 30, 2006 and will include this expanded discussion in all future filings.

Note 15. Income Taxes

6.
Please explain in detail why you believe it was appropriate to account for the $1,063 decrease in your tax provision during 2004 as a change in estimate rather than the correction of an error in your 2003 tax provision. Your response should explain in further detail why the change in the apportionment of taxable income to states where the Company has operations represents a change in estimate. We may have further comment upon receipt of your response.

Response:

The 2004 change in our previous estimate of income tax expense resulted from a change between acceptable methodologies to apportion our income to state taxing jurisdictions. Our 2003 estimate of income tax was established using acceptable rules set by the individual states. In 2004, we engaged tax professionals to advise us on alternative acceptable apportionment methodologies in order to minimize our 2003 and future state income tax expense. This tax planning was conducted after the filing of our 2003 10-K. As such, we do not consider the 2003 tax provision to be an error.

August 11, 2006

In making the above conclusion, we followed the guidance provided by the Accounting Principles Board in Opinion 20 Accounting Changes (“APB 20”). In paragraph 10 of APB 20, a change in estimate is defined as follows:

•
Changes in estimates used in accounting are necessary consequences of periodic presentations of financial statements. Preparing financial statements requires estimating the effects of future events. Future events and their effects cannot be perceived with certainty; estimating, therefore, requires the exercise of judgment. Thus accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.

The Financial Accounting Standards Board issued Statement No. 154, Accounting Changes and Error Corrections, effective for fiscal years beginning after December 15, 2005, which replaces APB 20. We believe our position on this matter is consistent with the guidance provided in that standard.

Because the change in our 2003 estimate arose from new information about the use of acceptable apportionment methodologies, we conclude that treating this item as a change in estimate is appropriate.

Note 16. Stock-Based Compensation

7.
We note the disclosure indicating that the Company accelerated vesting of 858 stock options during December 2005 in order to avoid the recognition of expense in future periods upon adoption of SFAS No. 123R. Please confirm that the pro forma disclosures included in Note 2 for 2005 give effect to the remaining compensation expense that would be recognized in connection with these option grants had the fair value method outlined in SFAS No. 123 been used to account for these option grants. Refer to the guidance outlined in SAB Topic 14:K.

Response:

The pro forma disclosure included in the Form 10-K did not give effect to the accelerated vesting that occurred in December 2005 causing pro forma stock option expense for the full year 2005 to be understated by $2.7 million, or $1.6 million net of tax, and $0.08 per fully diluted share. The pro forma disclosure included in the Form 10-K did include the compensation expense that would have been recognized under FAS 123 for the year, without giving effect to the fact that we accelerated the vesting at December 31, 2005.

August 11, 2006

We evaluated the misstatement following the guidance in Staff Accounting Bulleting No. 99, Materiality (“SAB 99”), which states that both quantitative and qualitative factors must be considered in determining whether “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion of the correction of the item”.

In considering quantitative factors, we determined that the impact of the misstatement of pro forma stock option expense would have decreased 2005 pro forma pre-tax income by 6.4%. However, our pre-tax income for 2005 included charges of $59.6 million related to the bankruptcy filings of Northwest and Mesaba and a gain of $18.0 million related to the repurchase of the note payable to Northwest. If we normalize our pre-tax income by excluding the aforementioned charge and gain, then the impact of this misstatement would have decreased 2005 non-GAAP pro forma pre-tax income by 3.2%. We believe our normalized 2005 non-GAAP pro forma pre-tax income more clearly indicates our comparative year-to-year results as both the aforementioned charge and the gain were unusual. We believe that their exclusion in the evaluation of this misstatement is appropriate. We do not consider the impact of this misstatement to be material before or after the exclusion mentioned above.

In considering qualitative factors, we considered the fact that this was a pro forma disclosure and had no impact on our 2005 income statement. In addition, as this charge was the effect of a one-time acceleration of the vesting of options, it only impacts our fourth quarter 2005 pro forma earnings disclosure. Therefore, no qualitative considerations have caused us to conclude that the adjustment would be material to users of the Company’s financial statements.

We will include a revised pro forma disclosure in our Form 10-K for the year ended December 31, 2006.

Form 10-Q for the Quarter Ended March 31, 2006

Note 2. Northwest and Mesaba Bankruptcy Filings

8.
Please tell us and explain in the notes to your financial statements in future filings the nature and timing of the events or circumstances that resulted in a $1,565 reduction in the Company's estimate for uncollectible receivables from Northwest during the quarter ended March 31, 2006.

Response (in thousands):

During the three months ended March 31, 2006, we lowered our allowance for amounts due from Northwest at the time of its bankruptcy following revisions to our original estimate of net receivables due from Northwest at that time. Northwest pays certain vendors of ours directly, primarily airports, and then seeks reimbursement from us for these costs, primarily landing fees. In establishing our net receivable at the time of the Northwest bankruptcy, we believed that certain vendors typically paid by Northwest on our behalf would seek payment directly from us for pre-petition services. Accordingly, we did not consider these amounts as eligible for offsetting, which would reduce our net receivable from Northwest at the time of bankruptcy. With the passage of time and because of minimal direct billings from third party vendors, we concluded during the three months ended March 31, 2006 that an additional $1,778 of amounts payable to Northwest at the time of its bankruptcy should be subject to offsetting. This additional offsetting reduced our pre-bankruptcy net receivable from Northwest. After analyzing the revised net receivable amount, we determined that a reduced allowance for uncollectible amounts would be appropriate.

August 11, 2006

Our disclosures regarding this matter were expanded in our recently filed Form 10-Q for the period ended June 30, 2006. A similar disclosure will be included in our future filings.

Form 8-K filed April 27, 2006

Form 8-K filed April 27, 2006

9.
In future filings, please review the titles of your non-GAAP performance measures so that the items are not presented as "pro forma" information. Non-GAAP information should be clearly identified as such and should not be presented in a manner that could confuse investors with other GAAP or regulatory titles.

Response:

In our previous filings, we had labeled non-GAAP measures, such as operating income, net income and diluted EPS excluding the charges associated with the bankruptcy filings of Northwest and Mesaba, as “pro forma” information. The titles of these measures will be appropriately changed in future filings to conform to this presentation. Titles were changed to indicate “non-GAAP” information in our Form 10-Q filing for the period ended June 30, 2006 and our 8-K earnings release for the same period.

* * * * *

Please direct any further questions or comments concerning this response letter to the undersigned at (901) 348-4262. Thank you for your assistance in this matter.

Sincerely,

/s/ Peter D. Hunt

Peter D. Hunt
Vice President and Chief Financial Officer
Pinnacle Airlines Corp.